FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Corporate Governance Report	3

In line with national and international standards of management quality and transparency

The Telefonica board of directors approves the first Corporate Governance Report

The report details the individual compensation of each board member, while contributing to transparency and handing the oversight and authority to limit this remuneration to the general meeting of shareholders.

The board of directors of the company in its meeting held yesterday approved the first Corporate Governance Report of Telefonica, a pioneer among large Spanish companies. This report shows the different measures taken by Telefonica to apply new national and international standards aimed at improving the quality and transparency of corporate management.

The report details the individual compensation of each board member. It also increases transparency by including a commitment to publish this remuneration every year in the company's annual report. In addition, the board of directors has decided that the general meeting of shareholders - as the company's most senior representative body - should control and set the amount of this compensation.

This report provides an account of the actions in 2002 of the board of directors, its related committees - including the audit committee, as also regulated by the new Spanish Financial Act (Ley Financiera). This report bears further testimony to the commitment of the company - made by the chairman of Telefonica, Cesar Alierta, during the last general meeting - to consolidate best practice in corporate governance.

Since then, Telefonica has embarked on different corporate governance initiatives that place it in the vanguard for complying with several institutions' various recommendations (including the Aldama and Olivencia Commissions, the New York Stock Exchange Corporate Business-NYSE, Round Table and the Hampel, Cadbury and Greenbury reports) that have been established nationally and internationally to strengthen transparency, ethics and security in corporate governance.

Accordingly, in June 2002 Telefonica carried out a wide-reaching reorganisation of board committees, in order to comply with recommendations that these responsibilities be charged to independent directors.

Later, last October the company approved a new Internal Code of Conduct and its corresponding compliance programme, applicable to board members, managers and employees. It aims to strengthen controls on confidential operations and potential conflicts of interest.

Lastly, on 11 November 2002 the board of directors approved demanding financial reporting and oversight rules that is intended to accelerate the application of the Sarbanes-Oxley Act on good corporate governance.

Furthermore, in accordance with the report published yesterday by the board, Telefonica has now provided itself with the necessary mechanisms to achieve effective governance bodies - reflecting the multinational character of the group - as well as measures on the supervision and transparency of information provided to board members and to individual and institutional shareholders. Accordingly, one of the four chapters into which this first Corporate Governance Report is divided focuses specifically on examining the company's relations with shareholders, regulators, markets and auditors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	February 27th, 2003	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors